FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated January 21, 2005

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNOUNCEMENT

of Matáv Rt.

Hungary’s leading telecommunications company

The Board of Directors of Matáv Hungarian Telecommunications Company Ltd.

(headquarters: 1013 Budapest, Krisztina krt.55.)

hereby notifies Shareholders that the Company

will hold

 an Extraordinary General Meeting

at 11.00 a.m. on February 22, 2005

Place of the General Meeting:

The headquarters of the Company, Tölösi Conference Center

Budapest I., Krisztina krt. 55.

Agenda of the General Meeting:

1.             Informative on the modification of the name and brand strategy of the Company

2.             Decision on modifying the name of the Company and the relevant changes of the Articles of Association

3.             Miscellaneous

Conditions for participation and exercising voting rights at the General Meeting

Shareholders may exercise shareholder’s rights at the General Meeting either in person or through a duly authorized representative.

a.)         Shareholders participating in person identify themselves with their identity card whereas their ownership is certified through the ownership certificate issued by their custodian. Shareholders registered in the Stock Registry but not being able to present their ownership certificate may participate the General Meeting but may not exercise their voting and proposal rights.

b.)         The proxy shall be set forth in a public instrument or a private document of full probative force. The proxy shall be presented to the representative of the Board of Directors prior to the commencement of the General Meeting. Regarding ownership certificates the provisions of Section a) shall prevail.

c.)          Custodians, registered in the Stock Registry and acting as nominees may act on behalf of the shareholder pursuant to Act CXX of 2001 (Act on Capital Markets).

The condition of exercising voting rights at the General Meeting is that the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a public instrument or a private document of full probative force) is registered as such in the Stock Register at least six (6) working days prior to the date of the General Meeting (i.e. latest by 2005, February 14). The registry of shareholders in the Stock Registry shall be arranged by their respective custodians - on the basis of the relevant assignment of the shareholder. Shareholders are informed by their custodians about the deadline of being registered in the Stock Register. The Company shall not be held liable for the due performance or failure to perform of such assignments given to custodians and for the relevant consequences.

We wish to remind our shareholders that the registration will take place from 9.00 a.m. to 10.30. a.m. In the case of registration after the above indicated period the Company may not be held liable if the shareholder (or the proxy) misses part of the General Meeting due to late registry.

If the General Meeting does not have a quorum, the Board of Directors convokes the repeated General Meeting to February 23, 2005 at 11 a.m. with the same agenda to the above specified place. The repeated General Meeting shall have a quorum irrespective of the number of shareholders/votes being present.

The Board of Directors of

Matáv Hungarian Telecommunications Company Ltd.

Announcement on the place of availability of the documents

of the General Meeting

We wish to inform our shareholders that the documents of the Extraordinary General Meeting to be held as of 2005, February 22, are available from 2005, January 21 at the customer service office of KELER Rt. (1075 Budapest, Asbóth u. 9-11.) between 9 a.m. – 3 p.m., on the web site of Matáv Rt. (www.matav.hu) and the Budapest Stock Exchange (www.bet.hu) and at the place of the General Meeting from the commencement of registration (2005, February 22, 9.00 a.m.).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: January 21, 2005